# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: Rent the Runway, Inc., CIK 0001468327
CUSIP: 76010Y202
Title of class of securities: Class A Common Stock, $0.001 par value per share
Address of issuer's principal executive offices: 10 Jay Street, Brooklyn, New York (NY), 11201
Date of event which requires filing of this statement: 10/28/2025
Filed by CIK 0001963997
Persons authorized to receive notices and communications: Bjorn Sperber, 11111 Santa Monica Blvd, Ste 350, Los Angeles, California (CA), 90025, (424) 330-8820

## Reporting persons
- Gateway Runway, LLC (CIK 0002093261): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 0; shared voting power 4,274,394; sole dispositive power 0; shared dispositive power 4,274,394; aggregate amount beneficially owned 4,274,394 (12.8% of the class)
- Gateway Runway Intermediate Holdings, Inc. (CIK 0002092595): type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 4,274,394; sole dispositive power 0; shared dispositive power 4,274,394; aggregate amount beneficially owned 4,274,394 (12.8% of the class)
- Nexus Special Situations III, L.P. (CIK 0001815325): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 4,274,394; sole dispositive power 0; shared dispositive power 4,274,394; aggregate amount beneficially owned 4,274,394 (12.8% of the class)
- Nexus Special Situations III (Cayman) L.P. (CIK 0001815361): type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 4,274,394; sole dispositive power 0; shared dispositive power 4,274,394; aggregate amount beneficially owned 4,274,394 (12.8% of the class)
- Nexus Capital Management LP (CIK 0001963997): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 4,274,394; sole dispositive power 0; shared dispositive power 4,274,394; aggregate amount beneficially owned 4,274,394 (12.8% of the class)
- Nexus Special Situations GP III, L.P. (CIK 0002092583): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 4,274,394; sole dispositive power 0; shared dispositive power 4,274,394; aggregate amount beneficially owned 4,274,394 (12.8% of the class)
- Nexus Partners III, LLC (CIK 0002093669): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 4,274,394; sole dispositive power 0; shared dispositive power 4,274,394; aggregate amount beneficially owned 4,274,394 (12.8% of the class)
- Damian Giangiacomo (CIK 0002093303): type of reporting person: individual (IN), parent holding company or control person (HC); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 4,274,394; sole dispositive power 0; shared dispositive power 4,274,394; aggregate amount beneficially owned 4,274,394 (12.8% of the class)
- Michael Cohen: type of reporting person: individual (IN), parent holding company or control person (HC); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 4,274,394; sole dispositive power 0; shared dispositive power 4,274,394; aggregate amount beneficially owned 4,274,394 (12.8% of the class)
- Daniel Flesh (CIK 0001600232): type of reporting person: parent holding company or control person (HC), individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 4,274,394; sole dispositive power 0; shared dispositive power 4,274,394; aggregate amount beneficially owned 4,274,394 (12.8% of the class)

## Item 1. Security and Issuer
Title of class of securities: Class A Common Stock, $0.001 par value per share
Name of issuer: Rent the Runway, Inc.
Address of issuer's principal executive offices: 10 Jay Street, Brooklyn, New York (NY), 11201

## Item 2. Identity and Background
Name of person filing:
This Schedule 13D is being filed by the following (each a "Reporting Person," and collectively the "Reporting Persons"):

(i) Gateway Runway, LLC ("Gateway Runway");
(ii) Gateway Runway Intermediate Holdings, Inc. ("Gateway Runway Intermediate");
(iii) Nexus Special Situations III, L.P. ("Nexus SS III");
(iv) Nexus Special Situations III (Cayman) L.P. ("Nexus SS III Cayman");
(v) Nexus Special Situations GP III, L.P. ("Nexus SS GP III");
(vi) Nexus Partners III, LLC ("Nexus Partners");
(vii) Nexus Capital Management LP ("Nexus Capital Management");
(viii) Daniel Giangiacomo;
(ix) Michael Cohen; and
(x) Daniel Flesh.

The Reporting Persons have entered into a joint filing agreement, a copy of which is attached hereto as Exhibit 99.1.
Residence or business address: The principal business address and and principal office address of each of the Reporting Persons is 11111 Santa Monica Blvd, Ste 350, Los Angeles, CA 90025.
Present principal occupation or employment: The principal business of each of the Reporting Persons is investment holding.
Criminal convictions in the last five years: During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the last five years, none of the Reporting Persons has been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding were or is subject to a judgement, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship:
Each of Gateway Runway and Nexus Partners is a Delaware limited liability company.
Gateway Runway Intermediate is a Delaware corporation.
Each of Nexus SS III, Nexus SS GP III and Nexus Capital Management is a Delaware limited partnership.
Nexus SS III Cayman is a Cayman Islands limited partnership.
Each of Daniel Giangiacomo, Michael Cohen and Daniel Flesh is a United States citizen.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
The information set forth in Item 4 of this Schedule 13D is incorporated by reference into this Item 3.

The funds used to acquire the shares of Class A Common Stock issued pursuant to the Rights Offering Backstop Agreement (as defined in item 4 hereof) and the Debt and Equity Purchase Agreement (as defined in Item 4 hereof) were obtained from the working capital of Gateway Runway.

## Item 4. Purpose of Transaction
Purpose of transaction:
Exchange Agreement

On July 23, 2018, Rent the Runway, Inc. (the "Issuer") entered into a credit agreement with CHS (US) Management, LLC (as successor-in-interest to Double Helix Pte Ltd.) ("CHS US Management") as administrative agent and the lenders from time to time party thereto (the "Existing Credit Agreement"). On August 20, 2025, CHS US Investments LLC ("CHS US Investments") entered into an exchange agreement (the "Exchange Agreement") with the Issuer in connection with the Issuer's proposed recapitalization transactions.

Pursuant to the Exchange Agreement, CHS US Investments, as lender under the Existing Credit Agreement, agreed to (i) exchange $100 million of existing outstanding indebtedness owed to it under the Existing Credit Agreement on a dollar-for-dollar cashless basis for new term loans (the "Exchange Consideration Term Loans") under an amended and restated credit agreement (the "New Credit Agreement") by and among the Issuer, CHS US Management, CHS US Investments, Gateway Runway, and S3 RR Aggregator, LLC ("Story3" and together with CHS US Investments and Gateway Runway, the "Investor Group") and (ii) contribute all outstanding indebtedness owing to it under the Existing Credit Agreement in excess thereof to the Issuer in exchange for newly issued shares of the Issuer's Class A Common Stock, par value $0.001 per share (the "Class A Common Stock," and such consideration, the "Exchange Stock"), equal to 86% of the number of outstanding shares of Class A Common Stock following the closing of the transactions contemplated by the Exchange Agreement and related agreements (the "Closing"), after giving effect to the conversion by holders of the Issuer's Class B Common Stock, par value $0.001 per share into shares of Class A Common Stock, but before giving effect to the Rights Offering (as defined below) and an increase in the maximum number of shares of Class A Common Stock authorized for issuance under the Issuer's Amended and Restated 2021 Incentive Award Plan.

Further, pursuant to the Exchange Agreement and the Investor Rights Agreement (described below), the Issuer agreed to take all commercially reasonable actions as may be necessary to cause upon the Closing its board of directors (the "Board") to consist of seven members, including Jennifer Hyman, a director selected by Ms. Hyman and approved by the Investor Group, a director designated by Gateway Runway, a director designated by Story3, and three directors designated by the Board and subject to the approval of the Investor Majority (as defined in the Investor Rights Agreement). The Reporting Persons nominated Damian Giangiacomo to serve on the Board pursuant to the terms of the Investor Rights Agreement and the Exchange Agreement. On October 28, 2025, Mr. Giangiacomo was appointed to Board.

The transactions contemplated by the Exchange Agreement closed on October 28, 2025. Gateway Runway received 3,926,279 shares of Exchange Stock pursuant to the Debt and Equity Purchase Agreement described below.

The foregoing description of the Exchange Agreement is qualified in its entirety by reference to the full text thereof, a copy of which is attached hereto as Exhibit 99.2 and incorporated herein by reference.

New Credit Agreement

On October 28, 2025, the Investor Group, CHS US Management, and the Issuer entered into the New Credit Agreement, which amended and restated the Existing Credit Agreement and provides for $120 million in aggregate principal amount of term loans comprised of (x) $100 million of Exchange Consideration Term Loans and (y) $20 million of new money term loans provided by the Investor Group (the "New Money Term Loans"). All such term loans mature on the fourth anniversary of the Closing and bear interest, at the Issuer's option, at either (i) a bank reference rate, plus 4.00% or (ii) term SOFR plus 5.00%, in each case per annum. The New Credit Agreement also modifies the Existing Credit Agreement in certain other respects, including by temporarily reducing the minimum liquidity maintenance covenant from $30 million to $15 million during the period from the date of the Closing until February 20, 2027, which reverts thereafter to $30 million.

The foregoing description of the New Credit Agreement is qualified in its entirety by reference to the full text thereof, a copy of which is attached hereto as Exhibit 99.3 and incorporated herein by reference.

Debt and Equity Purchase Agreement

In connection with the Exchange Agreement, the Investor Group entered into a Debt and Equity Purchase Agreement (the "Debt and Equity Purchase Agreement") with the Issuer, pursuant to which each of Story3 and Gateway Runway agreed to enter into the New Credit Agreement, to provide its share of the New Money Term Loans, and to purchase (i) $15 million of the Exchange Consideration Term Loans from CHS US Investments and (ii) 15% of the Exchange Stock from CHS US Investments for an aggregate purchase price of $15 million. The transactions contemplated by the Debt and Equity Purchase Agreement closed on October 28, 2025, and Gateway Runway purchased an aggregate of 3,926,279 shares of Class A Common Stock from CHS US Investments.

Investor Rights Agreement

In connection with the Exchange Agreement, on August 20, 2025, the Investor Group entered into an investor rights agreement (the "Investor Rights Agreement") with the Issuer and certain entities affiliated with Jennifer Hyman, which such Investor Rights Agreement took effect at the Closing. Pursuant to the Investor Rights Agreement, the Issuer is required to file with the Securities and Exchange Commission within 20 days of the Closing a shelf registration statement registering the resale of Class A Common Stock held by the Investor Group and Ms. Hyman, and grants certain demand, piggyback and shelf registration rights to the Investor Group and Ms. Hyman.

The Investor Rights Agreement also provides for certain board designation rights of the Investor Group and Ms. Hyman following the Closing. Pursuant to the Investor Rights Agreement, for so long as they meet certain minimum ownership thresholds, each of Story3 and Gateway Runway will be entitled to designate one director to the Board, and the Board will designate three directors to the Board, subject to the approval of the Investor Majority and after considering in good faith Ms. Hyman's views in connection therewith. In addition, the Investor Rights Agreement provides that, so long as Ms. Hyman serves as Chief Executive Officer of the Issuer, she will be designated as a member of the Board, and, for so long as she continues to own a specified minimum number of Class A Common Stock, Ms. Hyman will be entitled to appoint one additional director to the Board, subject to the reasonable approval of the Investor Majority. Subject to certain minimum ownership thresholds, each of Ms. Hyman, Gateway Runway and Story3 are also entitled to appoint a non-voting Board observer, and CHS US Investments is entitled to appoint two non-voting Board observers; provided, that (i) each of Story3 and Gateway Runway have the right to designate one Board observer in total pursuant to the Investor Rights Agreement and the New Credit Agreement and (ii) CHS US Investments has the right to designate two Board observers in total pursuant to the Investor Rights Agreement and the New Credit Agreement.

The foregoing description of the Investor Rights Agreement is qualified in its entirety by reference to the full text thereof, a copy of which is attached hereto as Exhibit 99.4 and incorporated herein by reference.

Rights Offering Backstop Agreement

Pursuant to the Exchange Agreement, the Issuer conducted a $12,500,000 rights offering (the "Rights Offering") which closed on October 21, 2025. In connection with the Rights Offering, the Investor Group entered into the Rights Offering Backstop Agreement, dated August 20, 2025 (the "Rights Offering Backstop Agreement"), pursuant to which the Investor Group agreed to purchase from the Issuer, at a price of $4.08 per share, all unsubscribed shares of Class A Common Stock to be issued in connection with the Rights Offering, on the terms and subject to the conditions set forth in the Rights Offering Backstop Agreement.

On October 23, 2025, the Issuer delivered to Gateway Runway a subscription notice with respect to its portion of the unsubscribed shares from the Rights Offering. As a result of the subscription notice, and pursuant to the Rights Offering Backstop Agreement, Gateway Runway purchased 348,115 shares of Class A Common Stock at a purchase price of $4.08 per share.

The foregoing description of the Investor Rights Agreement is qualified in its entirety by reference to the full text thereof, a copy of which is attached hereto as Exhibit 99.5 and incorporated herein by reference.

General

The Reporting Persons acquired the securities described in this Schedule 13D for investment purposes and they intend to review their investments in the Issuer on a continuing basis. Any actions the Reporting Persons might undertake will be dependent upon the Reporting Persons' review of numerous factors, including, but not limited to: an ongoing evaluation of the Issuer's business, financial condition, operations and prospects; price levels of the Issuer's securities; general market, industry and economic conditions; the relative attractiveness of alternative business and investment opportunities; and other future developments.

The Reporting Persons may acquire additional securities of the Issuer, or retain or sell all or a portion of the securities then held, in the open market or in privately negotiated transactions. In addition, the Reporting Persons may engage in discussions with management, the Board, and other securityholders of the Issuer and other relevant parties or encourage, cause or seek to cause the Issuer or such persons to consider or explore extraordinary corporate transactions, such as: a merger, reorganization or take-private transaction that could result in the de-listing or de-registration of the Class A Common Stock; security offerings and/or stock repurchases by the Issuer; sales or acquisitions of assets or businesses; changes to the capitalization or dividend policy of the Issuer; or other material changes to the Issuer's business or corporate structure, including changes in management or the composition of the Board.

To facilitate their consideration of such matters, the Reporting Persons may retain consultants and advisors and may enter into discussions with potential sources of capital and other third parties. The Reporting Persons may exchange information with any such persons pursuant to appropriate confidentiality or similar agreements. The Reporting Persons will likely take some or all of the foregoing steps at preliminary stages in their consideration of various possible courses of action before forming any intention to pursue any particular plan or direction.

Other than as described above, the Reporting Persons do not currently have any plans or proposals that relate to, or would result in, any of the matters listed in Items 4(a)-(j) of Schedule 13D, although, depending on the factors discussed herein, the Reporting Persons may change their purpose or formulate different plans or proposals with respect thereto at any time.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
The beneficial ownership percentages reported herein are based on 33,358,709 shares of Class A Common Stock outstanding, after giving effect to the transactions disclosed herein.

Gateway Runway directly holds 4,274,394 shares of Class A Common Stock. Gateway Runway is jointly owned by Gateway Runway Intermediate and Nexus SS III. Nexus SS III Cayman is the limited partner Nexus SS III. Nexus Capital Management is the investment manager of Nexus SS III and Nexus SS III Cayman. Nexus SS GP III is the general partner of Nexus SS III and Nexus SS III Cayman. Nexus Partners is the general partner of Nexus SS GP III. Mr. Giangiacomo, Mr. Cohen and Mr. Flesh are the owners of Nexus Capital Management and Nexus Partners.
Number of shares as to which each person has sole or shared power to vote or dispose:
The information set forth in the cover pages of this Schedule 13D is incorporated by reference into this Item 5(b).

Based on the terms of the Exchange Agreement, the Debt and Equity Purchase Agreement and the Rights Offering Backstop Agreement, the Reporting Persons believe Story3 has beneficial ownership of 4,274,394 shares of Class A Common Stock, or 12.8% of the Issuer's outstanding shares of Class A Common Stock, after giving effect to the transactions reported herein, and CHS US Investments has beneficial ownership of 19,983,656 shares of Class A Common Stock, or 59.9% of the Issuer's outstanding shares of Class A Common Stock, after giving effect to the transactions reported herein. Accordingly, the Reporting Persons believe that collectively, the Reporting Persons, Story3, and CHS US Investments have beneficial ownership of 28,532,444 shares of Class A Common Stock, or approximately 85.5% of the Issuer's outstanding shares of Class A Common Stock. The Reporting Persons expressly disclaim the existence of, or membership in a "group" within the meaning of Section 13(d)(3) of the Act and Rule 13d-5(b) thereunder with Story3 or CHS US Investments, as well as beneficial ownership with respect to any shares of Class A Common Stock beneficially owned by Story3 and CHS US Investments, and neither the filing of this Statement on Schedule 13D nor any of its contents shall be deemed to constitute an admission by any Reporting Person that it is the beneficial owner of any of the shares of Class A Common Stock referred to herein for purposes of Section 13(d) of the Act, or for any other purpose, and such beneficial ownership is expressly disclaimed by the Reporting Persons.
Transactions in the class effected during the past sixty days: The information set forth in Item 4 of this Schedule 13D is incorporated by reference into this Item 5(c). Except as otherwise disclosed herein, none of the Reporting Persons has effected any transaction with respect to the Class A Common Stock in the past 60 days.
Other persons with the right to receive dividends or sale proceeds: None.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
The information set forth in Item 4 of this Schedule 13D is incorporated by reference into this Item 6.

Except as otherwise described in this Schedule 13D, there are no contracts, arrangements, understandings or relationships between the Reporting Persons and any other person with respect to any securities of the Issuer.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit 99.1 - Joint Filing Agreement
Exhibit 99.2 - Exchange Agreement (incorporated by reference to Exhibit 10.1 of the Issuer's Current Report on Form 8-K filed on August 21 2025)
Exhibit 99.3 - New Credit Agreement (incorporated by reference to Exhibit 10.1 of the Issuer's Current Report on Form 8-K filed on October 29, 2025)
Exhibit 99.4 - Investor Rights Agreement (incorporated by reference to Exhibit 10.2 of the Issuer's Current Report on Form 8-K filed on August 21 2025)
Exhibit 99.5 - Rights Offering Backstop Agreement (incorporated by reference to Exhibit 10.3 of the Issuer's Current Report on Form 8-K filed on August 21 2025)

## Signatures
- Gateway Runway, LLC: /s/ Damian Giangiacomo, Damian Giangiacomo, President (10/29/2025)
- Gateway Runway Intermediate Holdings, Inc.: /s/ Damian Giangiacomo, Damian Giangiacomo, President (10/29/2025)
- Nexus Special Situations III, L.P.: /s/ Damian Giangiacomo, Damian Giangiacomo, Authorized Signatory (10/29/2025)
- Nexus Special Situations III (Cayman) L.P.: /s/ Damian Giangiacomo, Damian Giangiacomo, Authorized Signatory (10/29/2025)
- Nexus Capital Management LP: /s/ Damian Giangiacomo, Damian Giangiacomo, Authorized Signatory (10/29/2025)
- Nexus Special Situations GP III, L.P.: /s/ Damian Giangiacomo, Damian Giangiacomo, Authorized Signatory (10/29/2025)
- Nexus Partners III, LLC: /s/ Damian Giangiacomo, Damian Giangiacomo, Manager (10/29/2025)
- Damian Giangiacomo: /s/ Damian Giangiacomo, Damian Giangiacomo (10/29/2025)
- Michael Cohen: /s/ Michael Cohen, Michael Cohen (10/29/2025)
- Daniel Flesh: /s/ Daniel Flesh, Daniel Flesh (10/29/2025)